UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025
Buenos Aires C1107ADQ
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, November 23, 2010

President of the
Comisión Nacional de Valores
Mr. Alejandro Vanoli
S             /             D

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”).

Dear Sir,
I have the pleasure of addressing you in compliance with Chapter XXI of the Rules of the Comisión Nacional de Valores, in order to inform you that a judgment has been issued in the action filed by Unión de Usuarios y Consumidores contra Estado Nacional with the Admistrative Trial Court Number 12 – Secretariat Number 23 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal N° 12 – Secretaría N° 23), which:

•
Annuls the effects of Section 4.1 of Annex I of Decree No. 1957/06 and Sections 2, 3 and 4 of ENRE Resolution 51/07 in connection with the authorization, on a retroactive basis, of a tariff increase for the provision of electricity by Edenor to consumers for the period from November 1, 2005 to January 31, 2007.

•
Orders the reimbursement to consumers of the amounts received retroactively by Edenor for the period from November 1, 2005 to January 31, 2007, pursuant to Section 4.1 of Annex I of Decree No. 1957/06 and Sections 2, 3 and 4 of ENRE Resolution 51/07, through invoicing, including interest applicable for late payments calculated as of the due date for each payment.

•	Instructs the ENRE, as collaborator, to control the manner in which Edenor implements the reimbursements and to inform the court about the results.

In addition, we inform you that Edenor has instructed its legal advisors to timely appeal such judgement.

Sincerely,

Jaime J. Barba
Edenor S.A.
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: November 23, 2010